ContraVir Pharmaceuticals, Inc.

399 Thornall Street

Edison, NJ 08837

June 13, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:              ContraVir Pharmaceuticals, Inc.

Form S-1, as amended

File No. 333-231604

Dear Ms. Yale:

ContraVir Pharmaceuticals, Inc. (the “Company”) hereby respectfully withdraws its request, dated June 12, 2019, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Thursday, June 13, 2019. The Company intends to submit a revised acceleration request at a later date.

Please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any questions with respect to this request.

Thank you,

CONTRAVIR PHARMACEUTICALS, INC.

By:	/s/ Robert Foster
Name:	Robert Foster
Title:	Chief Executive Officer